Exhibit 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement Nos. 333-199728, 333-199731, and 333-214233 on Form S-8 of our report dated August 27, 2019, relating to (1) the consolidated financial statements of Kimball Electronics, Inc. and subsidiaries which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s change in revenue recognition accounting following its adoption of Accounting Standard Codification 606, Revenue from Contracts with Customers, (2) the 2019 and 2018 financial statement schedules of Kimball Electronics, Inc. and subsidiaries, and (3) the effectiveness of Kimball Electronics, Inc. and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of Kimball Electronics, Inc. for the year ended June 30, 2019.

/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP
Indianapolis, Indiana
August 27, 2019